EXHIBIT 99.12
Indian GAAP Consolidated Statement, Notes and Report

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF
INFOSYS TECHNOLOGIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively referred to as the 'Infosys Group') as at 30 June 2007, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement of the Infosys Group for the three months ended on that date, annexed thereto.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, prescribed by Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

a. in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 30 June 2007;
b. in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the three months ended on that date; and
c. in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the three months ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
July 11, 2007

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	Schedule	June 30, 2007	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	12,053	10,969
		12,339	11,255
MINORITY INTEREST		4	4
		12,343	11,259
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		4,743	4,642
Less: Accumulated depreciation and amortization		1,979	1,836
Net book value		2,764	2,806
Add: Capital work-in-progress		1,199	965
		3,963	3,771
INVESTMENTS	4	-	25
DEFERRED TAX ASSETS	5	99	92
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	2,496	2,436
Cash and bank balances	7	5,133	5,871
Loans and advances	8	2,428	1,214
		10,057	9,521
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,465	1,469
Provisions	10	311	681
NET CURRENT ASSETS		8,281	7,371
		12,343	11,259
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the consolidated balance sheet.
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore July 11, 2007	Parvatheesam K. Company Secretary
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended June 30,
		2007	2006
Income from software services, products and business process management		3,773	3,015
Software development and business process management expenses	11	2,169	1,666
GROSS PROFIT		1,604	1,349
Selling and marketing expenses	12	205	204
General and administration expenses	13	315	256
		520	460
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST		1,084	889
Interest		-	-
Depreciation		144	106
OPERATING PROFIT BEFORE TAX MINORITY INTEREST AND EXCEPTIONAL ITEMS		940	783
Other income, net	14	253	128
Provision for investments		-	3
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,193	908
Provision for taxation (refer to note 22.2.8)	15	114	106
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,079	802
Income on sale of investments, net of taxes (refer to note 22.2.19)		-	6
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST		1,079	808
Minority interest		-	8
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST		1,079	800
Balance Brought Forward		4,941	2,219
Less: Residual dividend paid		-	4
Additional dividend tax		-	1
		4,941	2,214
AMOUNT AVAILABLE FOR APPROPRIATION		6,020	3,014
Dividend
Interim		-	-
Final		-	-
Total dividend		-	-
Dividend tax		-	-
Amount transferred to General reserve		-	-
Balance in profit and loss account		6,020	3,014
		6,020	3,014
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before Exceptional items
Basic		18.89	14.36
Diluted		18.82	14.02
After Exceptional items
Basic		18.89	14.48
Diluted		18.82	14.14

Number of shares used in computing earnings per share
Basic		57,12,09,862	55,28,24,726
Diluted		57,33,39,994	56,60,38,472

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
* Refer to note 22.2.18
The schedules referred to above form an integral part of the consolidated profit and loss account.
As per our report attached
for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore July 11, 2007	Parvatheesam K. Company Secretary
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Quarter ended June 30,
		2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional items		1,193	908
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		144	106
Interest and dividend income		(183)	(70)
Profit on sale of liquid mutual funds		-	(6)
Provisions for investments		-	3
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(16)	28
Changes in current assets and liabilities
Sundry debtors		(60)	(262)
Loans and advances	16	(91)	(145)
Current liabilities and provisions	17	(8)	16
Income taxes paid	18	(47)	(114)
NET CASH GENERATED BY OPERATING ACTIVITIES		932	464
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	19	(336)	(193)
Proceeds on disposal of fixed assets		-	-
Investments in securities	20	25	(880)
Acquisition of minority interest in subsidiary		-	(530)
Effect of foreign currency translation on subsidiaries		5	-
Interest and dividend income		183	70
Cash flow from investing activities before exceptional items		(123)	(1,533)
Proceeds on sale of long term Investments (net of taxes)		-	6
NET CASH USED IN INVESTING ACTIVITIES		(123)	(1,527)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		-	144
Dividends paid during the period, including dividend tax		(431)	(1,213)
NET CASH USED IN FINANCING ACTIVITIES		(431)	(1,069)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		16	(28)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		394	(2,160)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		6,048	3,956
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	6,442	1,796
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the consolidated cash flow statement.
As per our report attached
for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore July 11, 2007	Parvatheesam K. Company Secretary
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		June 30, 2007	March 31, 2007
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,12,09,862 (57,12,09,862) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]

		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.7
	* Refer to note 22.2.18 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	5	5
	Foreign Currency Translation Reserve	5	-
	Share premium account - As at April 1,	2,768	1,543
	Add: Receipts on exercise of employee stock options	-	1,206
	Income Tax benefit arising from exercise of stock options	-	19
		2,768	2,768
	General reserve - As at April 1,	3,255	3,012
	Less: Capitalized on issue of bonus shares	-	138
	Less: Gratuity transitional liability (refer to note 22.2.20)	-	9
	Add: Transfer from the Profit and Loss Account	-	378
	Add: Fair value of employee options issued in exchange of Infosys BPO options (refer to note 22.2.12)	-	12
		3,255	3,255
	Balance in Profit and Loss Account	6,020	4,941
		12,053	10,969
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Balance Sheet
in Rs. crore except as otherwise stated
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2007	Additions	Deletions/ Retirement	As at June 30, 2007	As at April 1, 2007	For the period	Deletions/ Retirement	As at June 30, 2007	As at
										June 30, 2007	March 31, 2007
	Goodwill	589	-	-	589	-	-	-	-	589	589
	Land: free-hold	76	1	-	77	-	-	-	-	77	76
	leasehold	96	-	-	96	-	-	-	-	96	96
	Buildings	1,471	30	-	1,501	267	25	-	292	1,209	1,204
	Plant and machinery	787	15	-	802	423	34	-	457	345	364
	Computer equipment	1,028	49	1	1,076	774	62	1	835	241	254
	Furniture and fixtures	573	7	-	580	362	22	-	384	196	211
	Leasehold improvements	20	-	-	20	10	1	-	11	9	10
	Vehicles	2	-	-	2	-	-	-	-	2	2
		4,642	102	1	4,743	1,836	144	1	1,979	2,764	2,806
	Previous period	2,983	669	5	3,647	1,328	106	1	1,433	2,214
	Previous year	2,983	1,706	47	4,642	1,328	514	6	1,836	2,806
	Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to the Consolidated Balance Sheet as at		June 30, 2007	March 31, 2007
4	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments	12	12
	Less: Provision made for investments	12	12
		-	-
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds	-	25
		-	25
	Aggregate amount of unquoted investments	-	25
5	DEFERRED TAX ASSETS
	Fixed assets	80	74
	Sundry debtors	3	3
	Leave provisions and others	16	15
		99	92
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	30	16
	Other debts
	Unsecured
	considered good*	2,496	2,436
	considered doubtful	6	7
		2,532	2,459
	Less: Provision for doubtful debts	36	23
		2,496	2,436
	* Includes dues from companies where directors are interested	8	7
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	248	481
	In deposit accounts in Indian Rupees	4,444	4,989
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	126	-
	In current accounts in foreign currency	315	401
		5,133	5,871
	*Includes balance in unclaimed dividend account	5	2
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	prepaid expenses	29	34
	for supply of goods and rendering of services	4	3
	advance to gratuity trust	-	-
	others	10	20
		43	57
	Unbilled revenues	324	320
	Advance income tax	300	353
	MAT credit entitlement	44	-
	Loans and advances to employees
	housing and other loans	40	42
	salary advances	68	76
	Electricity and other deposits	27	21
	Rental deposits	18	15
	Deposits with financial institution and body corporate (refer note 22.2.9)	1,441	309
	Mark to Market forward contract & option - asset	117	15
	Other assets	6	6
		2,428	1,214
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		2,429	1,215
	Less: Provision for doubtful loans and advances to employees	1	1
		2,428	1,214
9	CURRENT LIABILITIES
	Sundry creditors
	capital goods	-	-
	goods and services	13	25
	accrued salaries and benefits
	salaries	54	39
	bonus and incentives	211	264
	unavailed leave	154	149
	for other liabilities
	accrual for expenses	480	456
	retention monies	33	24
	withholding and other taxes payable	163	181
	others	8	12
		1,116	1,150
	Advances received from clients	2	4
	Unearned revenue	340	311
	Unclaimed dividend	5	2
	Due to option holders of Infosys BPO	2	2
		1,465	1,469
10	PROVISIONS
	Proposed dividend	-	371
	Provision for
	tax on dividend	-	63
	income taxes*	289	224
	post-sales client support and warranties	22	23
		311	681
	* Refer to note 22.2.8
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended June 30,
		2007	2006
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,769	1,338
	Contribution to provident and other funds	45	32
	Staff welfare	11	9
	Overseas travel expenses	150	136
	Travelling and conveyance	2	-
	Technical sub-contractors	83	57
	Software packages
	for own use	46	35
	for service delivery to clients	12	14
	Communication expenses	18	17
	Rent	6	8
	Computer maintenance	6	5
	Consumables	7	4
	Provision for post-sales client support and warranties	-	2
	Miscellaneous expenses	14	9
		2,169	1,666
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	142	136
	Contribution to provident and other funds	1	1
	Staff welfare	1	1
	Overseas travel expenses	28	26
	Travelling and conveyance	1	3
	Brand building	11	12
	Commission and earnout charges	1	8
	Professional charges	5	5
	Rent	4	5
	Marketing expenses	6	3
	Telephone charges	2	2
	Printing and stationery	-	-
	Advertisements	2	1
	Sales promotion expenses	1	-
	Office maintenance	-	-
	Communication Expenses	-	-
	Insurance charges	-	-
	Consumables	-	-
	Computer maintenance	-	-
	Rates and taxes	-	-
	Miscellaneous expenses	-	1
		205	204
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	78	62
	Contribution to provident and other funds	3	3
	Staff welfare	1	-
	Telephone charges	31	28
	Professional charges	42	31
	Power and fuel	30	23
	Office maintenance	29	25
	Travelling and conveyance	23	22
	Overseas travel expenses	5	5
	Insurance charges	8	7
	Printing and stationery	7	3
	Rates and taxes	6	9
	Donations	5	4
	Rent	6	5
	Advertisements	3	1
	Professional membership and seminar participation fees	3	2
	Repairs to building	4	3
	Repairs to plant and machinery	5	3
	Postage and courier	3	3
	Books and periodicals	1	1
	Recruitment and training	1	2
	Provision for bad and doubtful debts	15	10
	Provision for doubtful loans and advances	-	-
	Commission to non-whole time directors	1	-
	Auditor's remuneration
	statutory audit fees	-	-
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	-	-
	Bank charges and commission	-	-
	Freight charges	-	-
	Research grants	3	2
	Software packages
	for own use	-	-
	Miscellaneous expenses	2	2
		315	256
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	182	52
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	1	18
	Profit on sale of liquid mutual funds	-	6
	Miscellaneous income, net (Refer to note 22.2.10)	2	-
	Exchange gains / (losses)	68	52
		253	128
	*includes tax deducted at source	29	14
15	PROVISION FOR TAXATION
	Income taxes*	165	114
	MAT credit entitlement	(44)	-
	Deferred taxes	(7)	(8)
		114	106
	* Refer to note 22.2.8
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Quarter ended June 30,
		2007	2006
16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	2,437	1,440
	Less: Deposits with financial institutions,
	included in cash and cash equivalents	(1,309)	(524)
	MAT credit entitlement	(44)	-
	Advance income taxes separately considered	(300)	(267)
		784	649
	Less: Opening balance considered	(693)	(504)
		91	145
	* Net of gratuity transitional liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	1,776	1,153
	Add/ (Less): Unclaimed dividend	(5)	(5)
	Due to option holders of Infosys BPO	(2)	-
	Provisions separately considered in the cash flow statement
	Income taxes	(289)	(190)
		1,480	958
	Less: Opening balance considered	(1,488)	(942)
		(8)	16
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	114	106
	Add: Increase/ (Decrease) in advance income taxes	(53)	-
	Increase / (Decrease) in deferred taxes	7	8
	Increase / (Decrease) in MAT credit entitlement	44	-
	Less: Income Tax benefit arising from exercise of stock options	-	-
	(Increase)/Decrease in income tax provision	(65)	-
		47	114
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per Balance Sheet*	102	254
	Less: Opening Capital work-in-progress	(965)	(571)
	Add: Closing Capital work-in-progress	1,199	510
		336	193
	* Excludes Rs Nil crore (Rs 4 crore) towards movement of land from Leasehold to Freehold
	* Excludes goodwill Rs Nil crore (Rs 411 crore) on buyback of Infosys BPO Ltd shares
20	INVESTMENTS IN /(DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	-	1,638
	Add: Provisions made on investments	-	3
		-	1,641
	Less: Profit on sale of liquid mutual funds	-	(6)
	Opening balance considered	(25)	(755)
		(25)	880
	* Refer to note 22.2.11 for details of investments and redemptions
21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	5,133	1,272
	Add: Deposits with financial institutions, included herein	1,309	524
		6,442	1,796

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Financial Statements for the quarter ended June 30, 2007
22. Significant accounting policies and notes on accounts
Company overview
Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited and,wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

22.1. Significant accounting policies
22.1.1. Basis of preparation of financial statements
The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

The financial statements are prepared in accordance with the principles and procedures requried for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements as specified in the Companies (Accounting Standards) Rules, 2006.  The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation reserve.

22.1.2. Use of estimates
The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired.  An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal.  The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.  Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated.Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3. Revenue recognition
Revenue from software development and business process management on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered.  Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.  Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment.  Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4. Expenditure
The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5. Fixed assets, intangible assets and capital work-in-progress
Fixed assets are stated at cost, less accumulated depreciation.  Direct costs are capitalized until fixed assets are ready for use.  Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date.  Intangible assets are recorded at the consideration paid for acquisition.

22.1.6. Depreciation and amortization
Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use.  Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
22.1.7. Retirement benefits to employees
22.1.7.a. Gratuity
Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees at the company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively.  Infosys  fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

22.1.7.b. Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions.  Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.  From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c. Provident fund
Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust.  The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

22.1.8. Research and development
Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions
Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. The transalation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the company is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus"

22.1.10. Forward contracts and options in foreign currencies
The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the profit and loss account of that period.  To designate a forward contract and option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax
Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternative tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.  The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.  The income tax provision for the interim period is made based on the best estimate of the annual average tax rate applicable for the full fiscal year for each of the consolidated entities. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.  Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12. Earnings per share
In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item.  The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period.  The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares.  The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

22.1.13 Investments
Trade investments are the investments made to enhance the Group's business interests.  Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.  Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14 Cash flow statement
Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

22.2. Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.
The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.
22.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses:
in Rs. crore
	Quarter ended June 30,
	2007	2006
Salaries and bonus including overseas staff expenses	1,989	1,536
Contribution to provident and other funds	49	36
Staff welfare	13	10
Overseas travel expenses	183	167
Traveling and conveyance	26	25
Technical sub-contractors	83	57
Software packages
for own use	46	35
for service delivery to clients	12	14
Professional charges	47	36
Telephone charges	33	30
Communication expenses	18	17
Power and fuel	30	23
Office maintenance	29	25
Rent	16	18
Brand building	11	12
Commission and earnout charges	1	8
Insurance charges	8	7
Printing and stationery	7	3
Computer maintenance	6	5
Consumables	7	4
Rates and taxes	6	9
Advertisements	5	2
Donations	5	4
Marketing expenses	6	3
Professional membership and seminar participation fees	3	2
Repairs to building	4	3
Repairs to plant and machinery	5	3
Postage and courier	3	3
Provision for post-sales client support and warranties	-	2
Books and periodicals	1	1
Recruitment and training	1	2
Provision for bad and doubtful debts	15	10
Provision for doubtful loans and advances	-	-
Commission to non-whole time directors	1	-
Sales promotion expenses	1	-
Auditor's remuneration	-	-
statutory audit fees	-	-
certification charges	-	-
others	-	-
out-of-pocket expenses	-	-
Bank charges and commission	-	-
Freight charges	-	-
Research grants	3	2
Miscellaneous expenses	16	12
	2,689	2,126
Fringe Benefit Tax (FBT) in India amounting included in the above	5	4
22.2.2.Capital commitments and contingent liabilities
in Rs. Crore
Particulars	As at
	June 30, 2007	March 31, 2007
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	857	680
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	9	9
Claims against the company, not acknowledged as debts
(Net of Amount paid to statutory authorities of Rs. 101 crore (Rs. 238 crore) *	17	15
Forward contracts outstanding
In US $	US$ 719,000,000	US$ 170,000,000
(Equivalent approximate in Rs. Crore)	2,918	733
In Euro	-	Euro 2,000,000
(Equivalent approximate in Rs. crore)	-	12
In GBP	-	£5,500,000
(Equivalent approximate in Rs. crore)	-	47
Options contracts outstanding
Euro Forward Extra in Euro	Euro 5,000,000	-
(Equivalent approximate in Rs. Crore)	27	-
GBP Forward Extra in GBP	£5,000,000	-
(Equivalent approximate in Rs. Crore)	41	-
Range barrier options in US $	US $ 100,000,000	US $ 206,500,000
(Equivalent approximate in Rs. Crore)	406	890
Euro Accelerator	Euro 21,000,000	Euro 24,000,000
(Equivalent approximate in Rs. Crore)	115	138
Target Redemption structure (GBP)	£10,000,000	£16,000,000
(Equivalent approximate in Rs. Crore)	81	136
Range barrier options in GBP	£12,750,000	£8,250,000
(Equivalent approximate in Rs. Crore)	104	70
USD - INR Vanilla Put Option in USD	US $ 15,000,000	-
(Equivalent approximate in Rs. Crore)	61	-
* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs. 98 crore including interest of Rs. 18 crore for fiscal 2004 (Rs. 234 crore including interest of Rs. 51 crore for fiscal 2002, 2003 and 2004). The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover"to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover. The matter is pending before the commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and management, including its tax advisors, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.
22.2.3. Obligations on long-term, non-cancelable operating leases
The lease rentals charged during the quarter ended June 30, 2007 and 2006 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-
in Rs. Crore
Particulars	Quarter ended June 30,
	2007	2006
Lease rentals recognized during the period	16	18
in Rs. Crore
Lease obligations	As at
	June 30, 2007	March 31, 2007
Within one year of the balance sheet date	49	48
Due in a period between one year and five years	109	111
Due after five years	38	44
	196	203

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.
22.2.4. Related party transactions
During the quarter ended June 30, 2007, an amount of Rs.5 crore (Rs.4 crore for the quarter ended June 30, 2006 ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.
22.2.5. Transactions with key management personnel
Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2007 and 2006 have been detailed in Schedule 22.3, since the amounts are less than a crore.
22.2.6. Research and development expenditure
in Rs. Crore
Particulars	Quarter ended June 30,
	2007	2006
Capital	-	-
Revenue	55	31
	55	31
22.2.7. Stock option plans
The company has two stock option plans that are currently operational.
1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier.  All options under the 1998 Plan are exercisable for ADSs representing equity shares.  A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan.  All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2007	2006
Options outstanding, beginning of period	20,84,124	45,46,480
Granted	-	-
Less: exercised	-	1,80,550
forfeited	-	1,16,320
Options outstanding, end of period	20,84,124	42,49,610
1999 Stock Option Plan ("the 1999 Plan")
In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.
Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2007	2006
Options outstanding, beginning of period	18,97,840	1,91,79,074
Granted	-	-
Less: exercised	-	23,95,842
forfeited	34,945	30,444
Options outstanding, end of period	18,62,895	1,67,52,788
In fiscal 2007, the company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.
The aggregate options considered for dilution are set out in note 22.2.18
Infosys BPO's 2002 Plan
Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.
The activity in Infosys BPO's 2002 Plan during the quarter ended June 30, 2007 and 2006 :-
Number of options granted, exercised and forfeited	Quarter ended June 30,
	2007	2006
Options outstanding, beginning of period	2,200	24,52,330
Granted	-	5,93,300
Less: exercised	-	1,42,100
forfeited	1,725	33,300
Options outstanding, end of period	475	28,70,230
Proforma Accounting for Stock Option Grants
Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Quarter ended June 30,
	2007	2006
Net Profit:
As Reported	1,079	800
Less: Stock-based employee compensation expense	3	1
Adjusted Proforma	1,076	799

Basic Earnings per share as reported	18.89	14.48
Proforma Basic Earnings per share	18.84	14.45
Diluted Earnings per share as reported	18.82	14.14
Proforma Earnings per share as reported	18.77	14.12
The Fair value of each option under the Infosys BPO Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:
Particulars	Quarter ended June 30,
	2007	2006

Dividend yield %	-	0.00%
Expected life	-	1-6 years
Risk free interest rate	-	8.11%
Volatility	-	50.00%
The Fair value of each option under the Infosys 1999 Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:
Particulars	Quarter ended
	June 30, 2007	March 31, 2007
Dividend yield %	-	0.20%
Expected life	-	1-6 years
Risk free interest rate	-	7%-7.27%
Volatility	-	33.63%-53.93%

The Finance Act 2007 included Fringe Benefit Tax ("FBT") on Employees' Stock Option Plan. FBT liability crystallizes on the date of exercise of stock options. During the quarter no stock options have been exercised.
22.2.8. Income taxes
The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Infosys BPO's operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys also has operations in a Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.
Pursuant to the changes in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 44 crores was carried forward and shown under "Loans and Advances" in the balance sheet as of June 30, 2007.

The tax provision for the quarter ended June 30, 2007 and for the year ending March 31, 2007 includes a reversal of Rs 51 crores and Rs 125 crores respectively for liability no longer required for taxes payable in various overseas jurisdictions consequent to expiry of limitation period and/or completion of assessment by taxation authorities.
22.2.9. Loans and advances
in Rs. Crore
	As at
Particulars	June 30, 2007	March 31, 2007
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")	1,032	13
GE Capital Services India Limited	277	164
Life Insurance Corporation of India	132	132
	1,441	309
Interest accrued but not due (included above)	11	14
Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.
22.2.10. Fixed assets
Profit / loss on disposal of fixed assets during the quarter ended June 30, 2007 and 2006 is less than Rs.1 crore and accordingly disclosed in note 22.3

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold"under "Fixed assets"in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at June 30, 2007.
22.2.11. Details of Investments
Details of investments in and disposal of securities during the quarter ended June 30, 2007 and 2006:-
in Rs crore
Particulars		Quarter ended June 30,
		2007	2006
Investment in securities
Liquid Mutual funds		472	1,713
		472	1,713
Redemption / Disposal of Investment in securities
Long-term investments			6
Liquid Mutual funds		497	833
		497	839
Net movement in investment		(25)	874
22.2.12. Holding of Infosys in its subsidiaries
Name of the subsidiary	Country of incorporation	Holding as at
		June 30, 2007	March 31, 2007
Infosys BPO Ltd	India	98.92%	98.92%
Infosys Technologies (Australia) Pty Ltd.	Australia	100%	100%
Infosys Technologies (China) Co. Ltd.	China	100%	100%
Infosys Consulting Inc.	USA	100%	100%
Infosys BPO s.r.o.* (formerly progeon s.r.o)	Czech Republic	98.92%	98.92%
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO Ltd.

On December 8, 2006, the shareholders of Infosys BPO Limited ("Infosys BPO") approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of June 30, 2007 Infosys holds 98.92% of the outstanding equity shares of Infosys BPO Limited.
Investment in Infosys BPO
Buyback of shares and options
In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys has paid an aggregate of Rs 71 crore for the purchase of shares and options and granted 1,51,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore.  Accordingly, the investment in Infosys BPO has increased by Rs 83 crore and reserves have increased by Rs. 12 crore.

Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs 22 crore by February, 2008. The same will be accounted as investments on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys holding in Infosys BPO would be 99.98%
22.2.13. Provision for doubtful debts
Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at June 30, 2007, the company has provided for doubtful debts of Rs.6 crore (as at June 30, 2006 Rs. 4 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.
22.2.14. Segment reporting
The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated"and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.
Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.
Industry segments
Quarter ended June 30, 2007 and 2006:
in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,361	512	831	407	662	3,773
	1,109	436	531	293	646	3,015
Identifiable operating expenses	611	230	311	181	274	1,607
	505	184	195	126	279	1,289
Allocated expenses	390	147	238	117	190	1,082
	308	121	148	81	179	837
Segmental operating income	360	135	282	109	198	1,084
	296	131	188	86	188	889
Unallocable expenses						144
						106
Operating income						940
						783
Other income (expense), net						253
						125
Net profit before taxes and exceptional items						1,193
						908
Income taxes						114
						106
Net profit after taxes and before exceptional items						1,079
						802
Income from sale of investments (net of taxes)						-
						6
Net profit after taxes, exceptional items and before minority interest						1,079
						808
Geographic segments
Quarter ended June 30, 2007 and 2006:
in Rs. crore
		North America	Europe	India	Rest of the World	Total
Revenues		2,362	1,011	67	333	3,773
		1,931	789	41	254	3,015
Identifiable operating expenses		1,049	400	18	140	1,607
		853	318	20	98	1,289
Allocated expenses		677	290	19	96	1,082
		536	219	11	71	837
Segmental operating income		636	321	30	97	1,084
		542	252	10	85	889
Unallocable expenses						144
						106
Operating income						940
						783
Other income (expense), net						253
						125
Net profit before taxes and exceptional items						1,193
						908
Income taxes						114
						106
Net profit after taxes and before exceptional items						1,079
						802
Income from sale of investments (net of taxes)						-
						6
Net profit after taxes, exceptional items and before minority interest						1,079
						808
22.2.15 Dividends remitted in foreign currencies
The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted:-			in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended June 30,
		2007	2006
Final dividend for Fiscal 2006*	7,70,94,270	-	33
Silver Jubilee Special Dividend	7,70,94,270	-	115
Final dividend for Fiscal 2007	10,92,18,536	71	-
* adjusted for bonus issue
22.2.16. Conversion of cumulative preference shares in Infosys BPO
Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005, CIFC exercised its rights under the shareholders' agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration of Rs 530 crore ( US $ 115.13 Mn). The net consideration of Rs 309 crore, after withholding taxes of Rs 221 crore was remitted to CIFC on the same date.
22.2.17. Provisions for investments
The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of nil during the quarter ended June 30, 2007 (Rs. 3 crore for the quarter ended June 30, 2006) on trade investments.
The company provided nil during the quarter ended June 30, 2007 (for the quarter ended June 30, 2006 Rs.Nil) on revision of the carrying amount of non-trade current investments to fair value.
22.2.18. Reconciliation of basic and diluted shares used in computing earnings per share
At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

		Quarter ended June 30,
		2007	2006
Number of shares considered as basic weighted average shares outstanding		57,12,09,862	55,28,24,726
Add: Effect of dilutive issues of shares/stock options		21,30,132	1,32,13,746
Number of shares considered as weighted average shares and potential shares outstanding		57,33,39,994	56,60,38,472
22.2.19Exceptional item
During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the quarter ended June 30, 2006, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is Nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the quarter ended June 30, 2006, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.
22.2.20 Gratuity Plan
Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs.9 crore to general reserves during fiscal year ended March 31, 2007.
The following table set out the status of the gratuity plan as required under AS 15.
Reconciliation of opening and closing balances of the present value of the defined benefit obligation:		in Rs. Crore
	Quarter ended
	June 30, 2007	June 30, 2006
Obligations at period beginning	225	183
Service Cost	11	9
Interest cost	4	3
Actuarial (gain)/loss	(1)	(1)
Benefits paid	(4)	(3)
Obligations at period end	235	191
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	225	170
Expected return on plan assets	5	3
Actuarial gain/(loss)	(1)	1
Contributions	10	41
Benefits paid	(4)	(3)
Plans assets at period end, at fair value	235	212

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	235	212
Present value of the defined benefit obligations at the end of the period	235	191
Asset recognized in the balance sheet	-	21
Gratuity cost for the period
Service cost	11	9
Interest cost	4	3
Expected return on plan assets	(5)	(3)
Actuarial (gain)/loss	-	(2)
Net gratuity cost	10	7
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Assumptions
Interest rate	8.20%	8.11%
Estimated rate of return on plan assets	8.20%	8.11%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.
22.2.21 Providend Fund
The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that provident funds set-up by employers which requires interest shortfall to be met by employer needs to be treated as defined benefit plan. Pending the issuance of the Guidance Note from the Actuarial Society of India, the Company's actuary has expressed inability to reliably measure provident fund liability. Accordingly the Company is unable to exhibit the related disclosures.
22.2.22 Cash flow statement
22.2.22.a
The balance of cash and cash equivalents includes Rs. 5 crore as at June 30, 2007 (Rs. 2 crore as at March 31, 2007 ) set aside for payment of dividends.
22.2.22.b Restricted Cash
Deposits with financial institutions and body corporate as at June 30, 2007 include an amount of Rs. 132 crore (Rs. 132 crore as at March 31, 2007) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".
22.3 Details of rounded off amounts
The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:
Balance Sheet Items
in Rs. Crore
Schedule	Description	As at
		June 30, 2007	March 31, 2007
Balance Sheet
3	Fixed assets
	Additions
	Vehicles	0.06	0.33
	Leasehold Equipments	0.42	-
	Deductions/retirements
	Land: free-hold	-	-
	Plant and machinery	-	0.35
	Furniture and fixtures	0.02	0.15
	Depreciation
	Plant and machinery		-
	Furniture and fixtures	0.01	-
	Vehicles	0.08	0.31
7	Cash on hand	0.07	0.06
8	Unsecured, considered doubtful
	Advance to gratuity trust	0.01	0.01
	Loans and advances to employees	0.11	1.00
	Provision for doubtful loans and advances to employees	0.11	1.00
Profit & Loss Items
in Rs. Crore
Schedule	Description	Quarter ended
		June 30, 2007	June 30, 2006
11	Provision for Post Sale Customer Support	0.37	2.00
12	Selling and Marketing expenses
	Communication Expenses	0.40	0.27
	Printing and Stationery	0.41	0.49
	Advertisements	2.00	0.80
	Sales promotion expenses	1.00	0.30
	Office maintenance	0.06	0.11
	Insurance charges	0.05	0.03
	Consumables	0.07	0.08
	Computer maintenance	0.02	-
	Miscellaneous expenses	0.35	0.74
	Cost of Software for Own Use	0.05	-
13	General and Administrative expenses
	Books and periodicals	1.00	0.60
	Provision for doubtful loans and advances	0.07	0.15
	Commission to non-whole time directors	1.00	0.53
	Auditor's remuneration :
	Statutory audit fees	0.26	0.27
	Certification charges	0.07	-
	Out-of-pocket expenses	0.01	0.02
	Bank charges and commission	0.41	0.34
	Freight charges	0.24	0.22
	Bad Debts Written Off	0.16	-
14	Other Income
	Miscellaneous Income	2.00	0.25
22.2.1	Aggregate expenses
	Provision for Post Sale Customer Support	0.37	2.00
	Provision for doubtful loans and advances	0.07	0.15
	Commission to non-whole time directors	1.00	0.53
	Sales Promotion expenses	1.00	0.30
	Auditor's remuneration
	statutory audit fees	0.26	0.27
	certification charges	0.07	-
	out-of-pocket expenses	0.01	0.02
	Bank Charges and Commission	0.41	0.34
	Freight charges	0.24	0.22
22.2.10	Profit on disposal of fixed assets, included in miscellaneous income	-	0.04
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.01)	(0.02)
	Minority Interest	0.39	8.13
Cash Flow Statement Items
in Rs. Crore
Schedule	Description	Quarter ended
		June 30, 2007	June 30, 2006
Cash Flow	Profit/ loss on sale of fixed assets	(0.01)	0.03
Statement	Provisions for investments	-	2.79
	Proceeds on disposal of fixed assets	0.01	0.09
	Residual Dividend Paid	0.01	4.23
	Profit on Sale of Liquid Mutual Funds	0.06	(6.00)
Transactions with key management personnel
Key management personnel comprise directors and statutory officers.
Particulars of remuneration and other benefits provided to key management personnel during the quarter ended June 30, 2007 and 2006 are as follows:
in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy*	-	-	-	-
	0.04	0.01	0.11	0.16
Co-Chairman
Nandan M Nilekani	0.04	0.01	0.13	0.18
	0.04	0.01	0.11	0.16
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.04	0.01	0.13	0.18
	0.04	0.01	0.11	0.16
Chief Operating Officer
S D Shibulal	0.03	0.01	0.12	0.16
	0.04	0.01	0.08	0.13
Whole-time Directors
K Dinesh	0.04	0.01	0.14	0.19
	0.04	0.01	0.11	0.16
T V Mohandas Pai	0.06	0.02	0.25	0.33
	0.06	0.02	0.21	0.29
Srinath Batni	0.05	0.01	0.20	0.26
	0.05	0.02	0.18	0.25
Chief Financial Officer
V Balakrishnan	0.04	0.01	0.15	0.20
	0.04	0.01	0.18	0.23
* Wholetime director till August 20, 2006
Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2007 and 2006:
Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.14	-	-	0.14
	0.06	-	-	0.06
Prof.Marti G. Subrahmanyam	0.12	-	0.06	0.18
	0.06	-	0.03	0.09
Dr.Omkar Goswami	0.12	-	-	0.12
	0.05	-	-	0.05
Sen.Larry Pressler	-	-	-	-
	0.03	-	0.03	0.06
Rama Bijapurkar	0.12	-	-	0.12
	0.06	-	0.01	0.07
Claude Smadja	0.11	-	0.04	0.15
	0.06	-	0.09	0.15
Sridar A. Iyengar	0.12	-	0.06	0.18
	0.08	-	0.07	0.15
Jeffrey S. Lehman	0.11	-	-	0.11
	0.05	-	-	0.05
David L. Boyles	0.12	-	-	0.12
	0.06	-	-	0.06
N. R. Narayana Murthy*	0.12	-	-	0.12
	-	-	-	-
*Appointed as Additional Director effective August 21, 2006.